# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tuya Inc., CIK 0001829118
CUSIP: 90114C107
Title of class of securities: Class A ordinary shares, par value US$0.00005 per share
Address of issuer's principal executive offices: FLOOR 7-12, BLOCK A, HUACE CENTER, XIHU DISTRICT, HANGZHOU, China (F4), 00000
Date of event which requires filing of this statement: 02/26/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020465
Filed by CIK 0001806766

## Reporting persons
- Xueji Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 118,700,000; shared voting power 0; sole dispositive power 118,700,000; shared dispositive power 0; aggregate amount beneficially owned 118,700,000 (20.4% of the class)
  Comment: The 118,700,000 class A ordinary shares held by Xueji Wang represents 75,320,130 class A ordinary shares and 43,379,870 class B ordinary shares. Xueji Wang beneficially owned 20.4% of class A ordinary shares (or 19.5% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares). The percentages used in this Schedule 13G are calculated based on 539,516,649 class A ordinary shares and 70,205,300 class B ordinary shares of the Issuer issued and outstanding as of April 15, 2025, as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2025, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares.
- Tenet Smart Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 103,600,000; shared voting power 0; sole dispositive power 103,600,000; shared dispositive power 0; aggregate amount beneficially owned 103,600,000 (18% of the class)
  Comment: The 103,600,000 class A ordinary shares held by Tenet Smart Limited represents 68,793,080 class A ordinary shares and 34,806,920 class B ordinary shares. Tenet Smart Limited beneficially owned 18.0% of class A ordinary shares (or 17.0% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares). The percentages used in this Schedule 13G are calculated based on 539,516,649 class A ordinary shares and 70,205,300 class B ordinary shares of the Issuer issued and outstanding as of April 15, 2025, as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2025, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares.
- Tenet Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 103,600,000; shared voting power 0; sole dispositive power 103,600,000; shared dispositive power 0; aggregate amount beneficially owned 103,600,000 (18% of the class)
  Comment: The 103,600,000 class A ordinary shares held by Tenet Global Limited represents 68,793,080 class A ordinary shares and 34,806,920 class B ordinary shares. Tenet Global Limited beneficially owned 18.0% of class A ordinary shares (or 17.0% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares). The percentages used in this Schedule 13G are calculated based on 539,516,649 class A ordinary shares and 70,205,300 class B ordinary shares of the Issuer issued and outstanding as of April 15, 2025, as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2025, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares.
- Tenet Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 103,600,000; shared voting power 0; sole dispositive power 103,600,000; shared dispositive power 0; aggregate amount beneficially owned 103,600,000 (18% of the class)
  Comment: The 103,600,000 class A ordinary shares held by Tenet Group Limited represents 68,793,080 class A ordinary shares and 34,806,920 class B ordinary shares. Tenet Group Limited beneficially owned 18.0% of class A ordinary shares (or 17.0% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares). The percentages used in this Schedule 13G are calculated based on 539,516,649 class A ordinary shares and 70,205,300 class B ordinary shares of the Issuer issued and outstanding as of April 15, 2025, as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2025, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares.
- Tenet Vision Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On February 25, 2025, Tenet Vision Limited transfered to Tenet Group Limited all of its remaining 34,806,920 class B ordinary shares.
- Tuya Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (1.8% of the class)
  Comment: The 10,000,000 class A ordinary shares held by Tuya Group Inc. represents 1,427,050 class A ordinary shares and 8,572,950 class B ordinary shares. Tuya Group Inc. beneficially owned 1.8% of class A ordinary shares (or 1.6% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares). The percentages used in this Schedule 13G are calculated based on 539,516,649 class A ordinary shares and 70,205,300 class B ordinary shares of the Issuer issued and outstanding as of April 15, 2025, as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2025, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares.

## Item 1. Issuer
Name of issuer: Tuya Inc.
Address of issuer's principal executive offices: 10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang Province, 310012, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Xueji Wang, a Chinese citizen;
Tenet Smart Limited, a British Virgin Islands company ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, with Xueji Wang being the settlor and the beneficiary of the trust;
Tenet Global Limited, a British Virgin Islands company wholly owned by Tenet Smart Limited;
Tenet Group Limited, a British Virgin Islands company wholly owned by Tenet Global Limited;
Tenet Vision Limited, a British Virgin Islands company wholly owned by Tenet Global Limited;
Tuya Group Inc., a British Virgin Islands company wholly owned by Xueji Wang.
Address of principal business office or, if none, residence: For each Reporting Person: 10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang Province, 310012, People's Republic of China.
Citizenship: Each of Tuya Group Inc., Tenet Vision Limited, Tenet Group Limited, Tenet Global Limited and Tenet Smart Limited is organized under the laws of British Virgin Islands. Xueji Wang is a Chinese citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
Percent of class determined is based on 539,516,649 class A ordinary shares and 70,205,300 class B ordinary shares of the Issuer outstanding as of April 15, 2025, as disclosed by the Issuer on its Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2025.

The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

As of the date of this filing, Tenet Group Limited, a British Virgin Islands company, directly owned 68,793,080 class A ordinary shares and 34,806,920 class B ordinary shares of the Issuer. Each of Tenet Group Limited and Tenet Vision Limited is a wholly-owned subsidiary of Tenet Global Limited, which is a wholly- owned subsidiary of Tenet Smart Limited, a British Virgin Islands company ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, with Xueji Wang being the settlor and beneficiary of the trust. Tuya Group Inc., a British Virgin Islands company wholly owned by Xueji Wang, directly owned 1,427,050 class A ordinary shares and 8,572,950 class B ordinary shares of the Issuer. Xueji Wang also beneficially owned 5,100,000 class A ordinary shares under his own name. Accordingly, Xueji Wang may be deemed to beneficially own 118,700,000 class A ordinary shares of the Issuer, representing 20.4% of the Issuer's class A ordinary shares.

As of the date of this filing, Tenet Vision Limited has ceased to be the beneficial owner of 5% or more of the outstanding class A ordinary shares. Accordingly, this Amendment No. 1 constitutes an exit filing for Tenet Vision Limited.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Row (5) of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c) is set forth in Row (6) of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Row (7) of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Row (8) of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description
99.1 Joint Filing Agreement

## Signatures
- Xueji Wang: /s/ Xueji Wang, Xueji Wang (05/13/2025)
- Tenet Smart Limited: /s/ Xueji Wang, Xueji Wang/Directpr (05/13/2025)
- Tenet Global Limited: /s/ Xueji Wang, Xueji Wang/Director (05/13/2025)
- Tenet Group Limited: /s/ Xueji Wang, /DirectorXueji Wang (05/13/2025)
- Tenet Vision Limited: /s/ Xueji Wang, Xueji Wang/Director (05/13/2025)
- Tuya Group Inc.: /s/ Xueji Wang, Xueji Wang/Director (05/13/2025)